Voting Results of Special Meeting of Shareholders:
(Unaudited)
On March 4, 2003 and reconvened on March 18, 2003,
there was a special meeting of the shareholders of
the Latin America Fund.  At such meeting, the
shareholders of the Latin America Fund were asked to
consider one proposal.  The following were the
results of the vote:
Proposal: To approve or disapprove a Plan of
Reorganization and the transactions contemplated
thereby, including the transfer of all of the
assets and liabilities of the Latin America Fund
to the Emerging Markets Fund.
For the proposal               789,486
Against the proposal            26,600